March 22, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail
David D. Cryer
Chief Financial Officer, Treasurer, Secretary
28 Cottrell Street
Mystic, Connecticut 06355

RE: 	Flight Safety Technologies, Inc.
	Form 10-KSB for the year ended May 31, 2004
	File No. 0-15159

Dear Mr. Cryer:

	We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.


								Sincerely,


								Joseph Foti
      Senior Assistant Chief Accountant